UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 28, 2022, Frontline Ltd. (the “Company”) issued a press release announcing that it has agreed to acquire a total of 5,955,705 shares in Euronav N.V. (NYSE: EURN & Euronext: EURN) (“Euronav”) representing 2.95% of the outstanding shares in privately negotiated share exchange transactions with certain shareholders of Euronav N.V. where such shareholders of Euronav N.V. receive consideration shares in Frontline. A copy of the press release is attached as Exhibit 1 to this report on Form 6-K.

The information contained in this report on Form 6-K (and the exhibit attached hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 1, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Private acquisitions of Euronav shares in exchange for Frontline shares completed
Frontline Ltd. (“Frontline” or the “Company”) (NYSE: FRO – OSE: FRO) announces that it has agreed to acquire a total of 5,955,705 shares in Euronav N.V. (NYSE: EURN & Euronext: EURN) (“Euronav”) representing 2.95% of the outstanding shares in privately negotiated share exchange transactions with certain shareholders of Euronav N.V. where such shareholders of Euronav N.V. receive consideration shares in Frontline.
Frontline will issue a total of 8,337,986 new shares as a result of these transactions, equivalent to an exchange ratio of 1.4. Frontline will be entitled to the declared USD 0,06 dividend to be paid by Euronav on the acquired shares on 8 June 2022. Settlement is expected to take place on or about 1 June 2022 by delivery of existing shares through a share lending arrangement with Frontline’s main shareholder Hemen Holding Ltd.
Following completion of the issue of the new Frontline shares, Frontline will have a total of 211,868,965 shares issued and outstanding.
Frontline and Euronav announced on April 7th the plans for a potential combination between the two companies to create a global leader in the tanker industry. Since the announcement, positive volatility has returned to the tanker market in what Frontline believes is the early phase of a cyclical recovery for the industry coinciding with a historically low orderbook. Frontline’s belief in the strong merits of the combination, creating a global leader in the tanker industry, therefore remains unchanged.
Frontline and Euronav are working extensively to conclude due diligence and finalize an appropriate transaction structure. This may include a voluntary exchange offer by Frontline for Euronav shares as a first step, and Frontline would then consider setting the minimum acceptance ratio as low as 50.1% including shares already owned by Frontline.
The parties have identified significant operational and administrative synergies, and many of these can be addressed in parallel with the steps towards a full business combination. More details will be shared when the combination proposal has been finalized and can be announced to the market.
For further information, please contact:
Lars H. Barstad: Chief Executive Officer,
Frontline Management AS
+47 23 11 40 37
Inger M. Klemp: Chief Financial Officer,
Frontline Management AS
+47 23 11 40 76
This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act. This announcement contains information which is considered by the Company to constitute inside information pursuant to EU Market Abuse Regulation. This announcement was published by Frontline Ltd. on 28 May 2022 at 12:00 CET.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.
You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.
The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act. The announcement is made by the contact person.

IMPORTANT INFORMATION FOR INVESTORS
This announcement is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.
You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.
In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:
Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: Lars.Barstad@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
About Frontline Ltd.
Frontline is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 19 VLCCs (with further six due for delivery in 2022), 27 Suezmaxes and 18 LR2 tankers.
About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 38 VLCCs (with further three to be delivered), 26 Suezmaxes (of which two vessels are time chartered in and three vessels to be delivered) and 2 FSO vessels under long term contract.